INSIGHT

31 March 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share*	US$16.90
Market price*	US$16.73
Premium/discount*	-1.01%
Fund size*	US$170.26

At March 31 2003

	China Fund NAV	MSCI Golden Dragon
One month return*	*-2.4%	-3.6%
One year return*	*6.0%	-25.0%

* Source: State Street Corporation/Martin Currie Inc



Chris Ruffle

MANAGER'S COMMENTARY

Local consumption and confidence in Hong Kong are being affected by the outbreak of a severe form of pneumonia. Much depends on containing the virus.

Your managers visited over 50 companies last month, looking to take advantage of nervousness among investors and pick up some bargains. In Taiwan, we saw a number of companies whose growth is being driven by expansion in China. These include the paint maker Yung Chi, Taiwan's leading ERP software vendor **DSC**, packaging company Hon Chuan and casting maker **China Metal**. On the mainland, a number of our invested companies, such as **People's Food**, **Chinadotcom**, and electronics companies **TCL** and **Proview**, announced strong results. Prices of basic materials are putting pressure on the margins of processors and are likely to remain firm following a period of under-investment.

In Beijing, the National People's Congress passed off without hitch. Wen Jiabao took over from Zhu Rongji as head of the government (Hu Jintao had taken over from Jiang Zimin as head of the Communist Party last November). The government's commitment to keeping economic growth above 7% was shown by approval of a record budget deficit (2.9% of GDP). There was also further structural reorganisation, with a regulator established to monitor the banking industry and a commission established to manage state assets. Reform of the state-owned sector continues to be a priority, but additional emphasis will be given to improving the lot of China's farmers, whose income has fallen well behind that of workers in the cities.

INVESTMENT STRATEGY

Your Fund is 96.8% invested with holdings in 60 companies. During March, the discount between the price of the Fund and the net value of its assets narrowed as investors' interest in China continued to improve.

In March we reduced our large position in **Fubon**, as banking spreads in Taiwan continue to narrow under intense competition. Further reform in the financial sector is likely to be delayed until after next year's presidential election. We also took some profits on **Zhejiang Expressway**. We switched into **Shenzhen Expressway**, which is much cheaper and recently improved its growth prospects by selling off two old national roads.

Nervousness among investors was highlighted by their reaction to the interim earnings of one of China's largest agricultural concerns, **Chaoda**. The stock halved in two days after it announced a 6% fall in net profits. But analysis of the figures shows that sales grew by 41% and profits before tax by 10%, and that the fall was due

entirely to a tax provision which we expect to be written back later in the year. On our estimates, based on repeated visits to the company, which needs to improve its public relations, the stock is trading on a P/E of 2.6X and yield of 11%. The Fund has started to build a stake in the company.

Chris Ruffle
Martin Currie Inc

Following various policy measures to restructure State Owned Enterprises, interest in these is increasing. We are monitoring this trend carefully and want to see clear evidence that the regulatory changes are effective and stable. We will be very selective and will focus on companies that are stable financially and have capable management.

KOH Kuek Chiang
Asian Direct Capital Management

FUND DETAILS*

Market cap	$171.34m
Shares outstanding	10,073,173 shares
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



Hong Kong 43.4%
Taiwan 30.9%
New York 10.9%
Direct 7.1%
B shares 3.0%
Singapore 1.5%
Cash 3.2%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	25.8	19.6
Industrials	14.0	14.4
Materials	13.7	7.0
Consumer discretionary	9.9	6.3
Financials	8.3	29.5
Consumer staples	7.9	0.5
Utilities	7.2	11.4
Energy	4.2	4.0
Health care	3.8	0.1
Telecommunications	2.0	7.2
Cash	3.2	—
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$TERMS)

	NAV %	Market price %
One month	-2.4	4.0
Calendar year to date	7.12	1.7
3 years**	5.6	17.5

DIRECT INVESTMENTS* (7.1%)

A-S China Plumbing Products	*Consumer discretionary*	1.9%
Captive Finance	*Financials*	1.8%
Tomoike Industrial (H K) Ltd	*Industrials*	1.3%
Moulin International (2004 CB)	*Manufacturing*	1.2%
Kowloon Development (34 HK)	*Real estate*	0.9%

15 LARGEST LISTED INVESTMENTS* (46.0%)

Sohu Com Inc	*Information technology*	8.1%
Fountain Set Holdings	*Materials*	5.2%
TCL International	*Information technology*	4.4%
Yanzhou Coal Mining	*Energy*	3.0%
BYD Co	*Industrials*	2.9%
Chinadotcom Corporation	*Information technology*	2.8%

China Metal Products	*Materials*	2.6%
Shenzhen Expressway	*Utilities*	2.5%
Synnex Tech Intl	*Consumer discretionary*	2.2%
Sinotrans Limited	*Industrials*	2.2%
Ho Tung Chemical	*Materials*	2.2%
Sinopac Holdings	*Financials*	2.0%
Chunghwa Telecom	*Telecoms*	2.0%
Anhui Expressway	*Utilities*	2.0%
Anhui Conch Cement	*Materials*	1.9%

FUND PERFORMANCE

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**-2.4**	**7.1**	**7.1**	**6.0**	**5.6**	**4.8**	**3.8**
MSCI Golden Dragon	-3.6	-4.0	-4.0	-25.0	-22.9	-8.0	—
Hang Seng Chinese Enterprise Index	-0.5	9.9	9.9	7.5	13.0	-6.8	—

* Source: State Street Corporation/Martin Currie Inc.

\# The fund was launched on July 10, 1992.

** Annualised return

PERFORMANCE IN PERSPECTIVE


The China Fund Inc. vs MSCI Golden Dragon
NAV
% Relative Return
NAV ($US)
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
25.0
20.0
15.0
10.0
5.0
0.0
Jul-92
Jun-93
May-94
Apr-95
Mar-96
Mar-97
Mar-98
Feb-99
Jan-00
Jan-01
Jan-02
Jan-03

THE CHINA FUND INC. PREMIUM/DISCOUNT


% Premium/Discount
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
Oct 92
Oct 93
Oct 94
Oct 95
Oct 96
Oct 97
Oct 98
Oct 99
Oct 00
Oct 01
Oct 02

DIVIDEND HISTORY CHART*


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.0434	0.0853	0.0093	0.0910	0.0834	0.5003	0.0780	0.0111	0.0000	0.1320	0.064
Long term capital gain	0.0000	0.0378	0.2412	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0007
Short term capital gain	0.0116	0.7872	0.3594	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.1497

All charts as of March 31, 2002. *Source: State Street Corporation

THE PORTFOLIO — IN FULL **AT MARCH 31, 2003**

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio	
Hong Kong 43.4%						
Fountain Set (Holdings) Ltd	420 HK	HK$5.40	12,750,000	8,827,546	5.2%	
TCL International Holdings Ltd	1070 HK	HK$1.79	32,318,000	7,417,090	4.4%	
Yanzhou Coal Mining Co.	1171 HK	HK$3.13	12,786,000	5.081.974	3.0%	
BYD Co	1211 HK	HK$15.3	2,525,000	4,937,047	2.9%	
Shenzhen Expressway Co., Ltd	548 HK	HK$1.77	18,994,000	4,310,481	2.5%	
Sinotrans Limited-H	598 HK	HK$2.03	14,265,000	3,703,675	2.2%	
Anhui Expressway Co., Ltd	995 HK	HK$1.96	13,278,000	3,336,758	2.0%	
Anhui Conch Cement	914 HK	HK$3.30	7,726,000	3,268,923	1.9%	
Chaoda Modern Agriculture (Holdings)Ltd	682 HK	HK$0.99	23,542,000	3,090,840	1.8%	
Wah Sang Gas	8035 HK	HK$0.81	27,778,000	2,884,842	1.7%	
Xiano Gas Holdings Ltd	2688 HK	HK$1.88	11,376,000	2,727,515	1.6%	
TPV Technology, Ltd	903 HK	HK$2.05	9,968,000	2,619,980	1.5%	
Tack Fat Group International Ltd	928 HK	HK$0.53	37,296,000	2,534,394	1.5%	
Wanyou Fire Safety	8201 HK	HK$0.35	48,565,000	2,179,352	1.3%	
Petrochina Co., Ltd	857 HK	HK$1.64	10,000,000	2,102,712	1.2%	
LifeTec Group, Ltd	1180 HK	HK$0.15	112,328,000	2,102,698	1.2%	
China Rare Earth	0769 HK	HK$0.94	15,284,000	1,842,048	1.1%	
Zhejiang Expressway Co., Ltd	576 HK	HK$3.28	4,044,000	1,698,081	1.0%	
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.59	18,320,000	1,385,841	0.8%	
Golden Meditech Co Ltd	8180 HK	HK$1.25	8,586,000	1,376,059	0.8%	
Asia Zirconium	395 HK	HK$1.10	8,800,000	1,241,113	0.7%	
Sino Golf Holdings Ltd	361 HK	HK$0.92	10,274,000	1,211,891	0.7%	
Mainland Headwear Holdings	1100 HK	HK$2.35	3,992,000	1,202,803	0.7%	
Leefung-Asco Printers Holdings Ltd	623 HK	HK$1.60	3,602,000	738,924	0.4%	
Proview Intl Holdings Ltd	334 HK	HK$0.95	5,052,000	621,828	0.4%	
Essex Bio-Technology Ltd	8151 HK	HK$0.14	24,278,166	442,018	0.3%	
Beijing Capital International Airport Co., Ltd	694 HK	HK$1.68	2,020,000	435,107	0.3%	
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	388,962	0.2%	
Jingwei Textile Machinery Co., Ltd	350 HK	HK$6.50	988,000	213,891	0.1%	
Taiwan 30.9%						
China Metal Products	1532 TT	NT$32.7	4,686,000	4,415,914	2.6%	
Synnex Technologies International, Corp	2347 TT	NT$48.5	2,682,400	3,749,176	2.2%	
Ho Tung Chemical, Corp	1714 TT	NT$14.8	8,620,904	3,676,927	2.1%	
Sinopac Holdings Co	2890 TT	NT$12.3	9,746,754	3,440,857	2.0%	
Chunghwa Telecom Co., Ltd	2412 TT	NT$54.0	2,146,000	3,339,597	2.0%	
Cheng Shin Rubber	2105 TT	NT$46.1	2,330,000	3,095,476	1.8%	
Fubon Financial Holdings	2881 TT	NT$27.0	3,953,952	3,076,562	1.8%	
Polaris Securities Co., Ltd	6011 TT	NT$13.7	7,740,164	3,055,915	1.8%	
Advantech Co., Ltd	2395 TT	NT$61.5	1,529,920	2,711,530	1.6%	
Merry Electronics	2439 TT	NT$41.8	2,231,400	2,687,969	1.6%	
Lite On Technology Corp	2346 TT	NT$37.6	2,450,000	2,654,755	1.6%	
Chicony Electronics Co., Ltd	2385 TT	NT$41.2	2,156,000	2,559,861	1.5%	
Ability Enterprise Corp	2374 TT	NT$23.6	3,642,000	2,476,980	1.5%	
Data Systems Consulting Co	2477 TT	NT$26.6	3,221,000	2,469,124	1.4%	
Tainan Enterprises	1473 TT	NT$40.9	1,546,000	1,822,230	1.1%	
Taiwan Hon Chuan Enterprise	9939 TT	NT$48.8	1,263,000	1,776,207	1.0%	
Eva Airways	2618 TT	NT$10.3	5,555,150	1,640,930	1.0%	
Phoenixtec Power Co., Ltd	2411 TT	NT$26.0	1,831,000	1,371,931	0.8%	
Taiwan FamilyMart	5903 TT	NT$33.8	1,369,000	1,333,493	0.8%	
Microlife Corp	4103 TT	NT$55.0	756,000	1,198,271	0.7%	
B shares 3.0%						
Shanghai Friendship Group Co., Inc	900923 CH		US$0.74	4,003,437	2,962,543	1.7%
Luthai Textile Co., Ltd	200726 CH		HK$5.32	2,599,829	1,773,342	1.0%
Shanghai Matsuoka, Co	900955 CH		US$1.10	408,850	447,691	0.3%
New York 10.9%						
Sohu.com Inc	Sohu US	US$11.7	1,265,196	13,828,592	8.1%	

Chinadotcom, Corp	China US	US$3.36	1,473,654	4,804,112	2.8%
Singapore 1.5%					
People's Food Holding	PFH SP	S$1.00	4,400,000	2,493,553	1.5%
Direct 7.1%					
A-S China Plumbing Products, Ltd			450	3,200,000	1.9%
Captive Finance Ltd			2,000,000	3,045,000	1.8%
Tomoike Industrial (H.K.) Ltd			825,000	2,308,047	1.3%
Moulin International Holdings, Ltd (2004 CB)			2,000,000	2,003,922	1.2%
Kowloon Development	34 HK		3,255,000	1,481,547	0.9%
Cash 3.2%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc. c/o State
Street Bank and Trust Company
225 Franklin Street Boston, MA
02110 Tel: (1) 888 CHN-CALL
(246 2255)
www.chinafundinc.com